UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors

Tokyo, May 15, 2012 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes of Directors:

1. Changes of Representative Directors

(1) Retiring Representative Director (as of May 15, 2012)

Name	New Position	Current Position
Masao Hasegawa	Managing Director	Managing Director Chief Compliance and Risk Officer (Representative Director)

(2) Change of Representative Director (as of May 15, 2012)

Name	New Position	Current Position
Ichiro Hamakawa	Senior Managing Director Chief Planning Officer (Representative Director)	Managing Director Chief Planning Officer (Representative Director)

(3) Candidate Directors (as of June 28, 2012)

Name	New Position	Current Position
Masaaki Tanaka	Deputy President Chief Strategic Alliance Officer (Representative Director)	Managing Officer

Akihiko Kagawa	Managing Director Chief Compliance and Risk Officer (Representative Director)	Executive Officer (*)

*	Akihiko Kagawa is appointed Managing Officer of Mitsubishi UFJ Financial Group, Inc. as of May 15, 2012.

2. Changes of Directors

(1) Retiring Director (as of May 15, 2012)

Name	New Position	Current Position
Takashi Oyamada	Retiring	Director

(2) Change of Director (as of June 28, 2012)

Name	New Position	Current Position
Nobuyuki Hirano	Director	Director Chief Strategic Alliance Officer

(3) Candidate Directors (as of June 28, 2012)

Name	New Position	Current Position
Saburo Araki	Director	Managing Officer

Muneaki Tokunari	Director	Executive Officer

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651